UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KALA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value
(Title of Class of Securities)

483119202
(CUSIP Number of Class of Securities)

Mark Iwicki
Chief Executive Officer
Kala Pharmaceuticals, Inc.
1167 Massachusetts Avenue
Arlington, MA 02476
(781) 996-5252
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John Martini, Esq. Holland & Knight LLP 2929 Arch Street, Suite 800 Philadelphia, PA 19104 (215) 252-9600	Eric L. Trachtenberg General Counsel, Chief Compliance Officer and Corporate Secretary Kala Pharmaceuticals, Inc. 1167 Massachusetts Avenue Arlington, MA 02476 (781) 996-5252

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) relating to the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated May 1, 2023 (the “Option Exchange Program”) by Kala Pharmaceuticals, Inc., a Delaware corporation (the “Company”), originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 1, 2023.

This Amendment No. 2 is being filed solely to amend “Item 4. Terms of the Transaction” to reflect and report the final results of the Option Exchange Program under the caption “Material Terms.” Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is amended and supplemented by adding the following information under the caption “Material Terms”:

The Offer Exchange Program expired at 11:59 p.m., Eastern Time, on May 30, 2023. A total of approximately 36 Eligible Holders participated in the Offer Exchange Program. Pursuant to the terms and conditions of the Offer Exchange Program, the Company accepted for exchange Eligible Options to purchase a total of 182,251 shares of the Company’s common stock, representing approximately 99% of the total shares of the Company’s common stock underlying the Eligible Options. All surrendered options were cancelled effective as of the expiration of the Offer Exchange Program, and immediately thereafter, in exchange therefor, the Company granted a total of 182,251 Replacement RSUs, pursuant to the terms of the Offer Exchange Program and the 2017 Plan. The vesting terms of the Replacement RSUs are described in detail in the Offering Memorandum.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KALA PHARMACEUTICALS, INC.

By:	/s/ Eric L. Trachtenberg
	Name:	Eric L. Trachtenberg
	Title:	General Counsel, Chief Compliance Officer and Corporate Secretary

Date:	May 31, 2023

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